---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*


                 Insurance Management Solutions Group, Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
       -------------------------------------------------------------
                      (Title of Class and Securities)

                                 0001063167
        ------------------------------------------------------------
                               (CUSIP Number)


                       Bankers Insurance Group, Inc.
                       Attn: Robert G. Southey, Esq.
                       Secretary and General Counsel
                             360 Central Avenue
                       St. Petersburg, Florida 33701
                               (727) 823-4000

                              With a copy to:

                         Thomas J. Dougherty, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                              Boston, MA 02108
                               (617)573-4800
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               July 16, 2002
        ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


o If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

o Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

o The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages)
                             Page 1 of 20 Pages

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Bankers Insurance Group, Inc.
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                   8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                       8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          8,349,884 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        HC
------------------------------------------------------------------------------

CUSIP No. 0001063167                                              SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Bankers Insurance Company
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    WC
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                  3,528,455 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                       3,528,455 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,528,455 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        28.7%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        IC
------------------------------------------------------------------------------

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Bankers Security Insurance Company
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    WC
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                     4,821,429 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                        4,821,429 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     4,821,429 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        39.3%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        IC
------------------------------------------------------------------------------

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Bankers Financial Corporation
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                      8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,349,884 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        CO
------------------------------------------------------------------------------

CUSIP No. 0001063167                                             SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Bankers International Financial Corporation
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                      8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,349,884 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        CO
------------------------------------------------------------------------------

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bankers International Financial Corporation. Ltd
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                      8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,349,884 (see item 5)

------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        OO
------------------------------------------------------------------------------

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Ansbacher (Cayman) Limited, as trustee for Bankers
              International Financial Corporation II Trust
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                      8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,349,884 (see item 5)
------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        OO
------------------------------------------------------------------------------

CUSIP No. 0001063167                                               SCHEDULE 13D

------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Independent Foundation for the Pursuit of Charitable
              Endeavors, Ltd.
------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)   [X]
                                                                     (b)   [ ]
------------------------------------------------------------------------------
    3.     SEC USE ONLY

------------------------------------------------------------------------------
    4.     SOURCES OF FUNDS
                    AF
------------------------------------------------------------------------------
    5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman
------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER
         NUMBER OF                             0
          SHARES            --------------------------------------------------
       BENEFICIALLY          8.       SHARED VOTING POWER
       OWNED BY EACH                      8,349,884 (see item 5)
         REPORTING          --------------------------------------------------
        PERSON WITH          9.       SOLE DISPOSITIVE POWER
                                               0
                            --------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER
                                          8,349,884 (see item 5)
------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       8,349,884 (see item 5)
------------------------------------------------------------------------------
   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        68.0%
------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
                        OO
------------------------------------------------------------------------------

Note:    This Amendment No. 1 to Schedule 13D amends the Statement on
         Schedule 13D dated May 24, 2002 (the "Schedule 13D") filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D). Unless otherwise indicated all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.



Item 4.  Purpose of the Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D):

         Subsequent to the Reporting Persons' determination to not pursue the acquisition of the shares of the Issuer not owned by BIG or the other Reporting Persons, representatives of BIG from time to time discussed generally with representatives of the Special Committee potential strategic alternatives for the Issuer, including the possibility of a sale of the Issuer, or the assets of the Issuer, to a third party. These discussions, while remaining preliminary in nature, included discussions as to the potential sales price that could be achieved in such transactions and the possible timing and probability of closing of such transactions, as well as the other potential terms on which any transaction between the Issuer and third parties might be consummated.

         Beginning in early July 2002, discussions between representatives of BIG and representatives of the Special Committee also included the possibility of a self-tender offer by the Issuer for the shares of the Issuer not owned by BIG or the other Reporting Persons (a "Self-Tender") or the declaration of a special dividend by the Issuer to its shareholders. The parties also discussed the possibility of the Issuer extending a loan to BIG in an amount between $5-10 million. Discussions between the Special Committee and BIG on July 12, 2002, focused specifically on the possibility of a Self-Tender. Representatives of BIG indicated that BIG had certain reservations, but engaged in further discussions with representatives of the Special Committee regarding the potential terms on which BIG might support a Self-Tender, which included discussions as to the offer price and the timing and probability of closing the Self-Tender. These discussions remained of a general, preliminary nature.

         By letter to the Special Committee dated July 16, 2002, (the "July 16 Letter"), BIG indicated its willingness to support a Self-Tender at a price of $3.00 per share, subject to (a) the Issuer providing a loan (the "Loan") to BIG in the amount of $7 million on the terms outlined in an annex to the July 16 Letter, (b) the Issuer entering into a merger agreement (the "Merger Agreement") with BIG providing for the Self-Tender and a second-step merger (the "Merger") of the Issuer with an indirect subsidiary of BIG on terms customary for transactions of that type, (c) appropriate board approvals of the Self-Tender, the Loan, the Merger Agreement and the Merger, based upon the advice of an independent financial advisor that such transactions are fair from a financial point of view to the shareholders of the Issuer (other than the Reporting Persons), (d) acceptance of the Self-Tender by a majority of the outstanding shares of the Issuer not held by the Reporting Persons, (e) the receipt of appropriate regulatory approvals and (f) the other terms and conditions outlined in the July 16 Letter. The full text of the July 16 Letter is attached hereto as Exhibit 4.2 and hereby incorporated by reference herein.

         The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

         In that connection, and depending upon, among other things, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, continued ownership of the shares of Common Stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; structuring a loan or loans secured by some or all of the shares of Common Stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

         The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

Item 7.  Material to be Filed as Exhibits.

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16,
                  2002

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd.(1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust(1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)



(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.


         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:   July 17, 2002

                                   BANKERS INSURANCE GROUP, INC.

                                   By:  /s/  Robert G. Southey

                                   -----------------------------
                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS INSURANCE COMPANY

                                   By:  /s/  Robert G. Southey

                                   -----------------------------
                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS SECURITY INSURANCE COMPANY

                                   By:  /s/  Robert G. Southey

                                   -----------------------------
                                   Name:    Robert G. Southey
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS FINANCIAL CORPORATION

                                   By:  /s/  David B. Snyder

                                   -----------------------------
                                   Name:    David B. Snyder
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS INTERNATIONAL FINANCIAL CORPORATION

                                   By:  /s/  David B. Snyder

                                   -----------------------------
                                   Name:    David B. Snyder
                                   Title:   Secretary
                                            General Counsel
                                            Vice President



                                   BANKERS INTERNATIONAL FINANCIAL
                                   CORPORATION, LTD.

                                   By:  /s/  David K. Meehan

                                   -----------------------------
                                   Name:    David K. Meehan
                                   Title:   Attorney-in-fact under
                                            Power dated 5/16/02



                                   ANSBACHER (CAYMAN) LIMITED, AS TRUSTEE FOR
                                   THE BANKERS INTERNATIONAL FINANCIAL
                                   CORPORATION II TRUST

                                   By:  /s/  David K. Meehan

                                   -----------------------------
                                   Name:    David K. Meehan
                                   Title:   Attorney-in-fact under
                                            Power dated 5/16/02

                              INDEX OF EXHIBITS


Number      Description
------      -----------

4.1         Letter from BIG to the Special Committee dated March 21, 2002 (1)

4.2         Letter from BIG to the Special Committee dated July 16, 2002

99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(1)

99.2        Power of Attorney for Bankers International Financial
            Corporation, Ltd.(1)

99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust(1)

99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.(2)



(1) Incorporated by reference to the Reporting Persons Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons Schedule 13G filed with the SEC on April 5, 2000.

                                                                  Exhibit 4.2

                      BANKERS INSURANCE GROUP LETTERHEAD



                      David K. Meehan
                         President



                                July 16, 2002


John S. McMullen, Esquire
Chairman of Special Committee of the
Board of Directors of Insurance
Management Solutions Group, Inc.
501 East Kennedy Boulevard, Suite 1700
Tampa, FL  33602


Dear Jack:

         We are writing to communicate to you our support for the proposed self tender offer by Insurance Management Solutions Group, Inc.(the "Self Tender"). We commit to support the Self Tender if made at a price per share of three dollars ($3.00) per share in cash and in accordance with the other conditions outlined in this letter. We are also prepared to commit not to tender the shares of IMSG held by us and our affiliates into the Self Tender and to pursuing this potential transaction in as expedited a manner as possible, consistent with our mutual responsibilities to our respective constituencies. Our commitment is conditioned upon the following limited conditions: (i) the agreement of IMSG to enter into a loan (the "Lending Transaction") with Bankers Insurance Group, Inc. (BIG) on the terms and conditions outlined in Annex A, (ii) execution of a definitive agreement between IMSG and BIG providing for the making of the Self Tender and a second step merger of IMSG with a newly formed indirect subsidiary of BIG (the "Merger") whereby the shares of IMSG held by shareholders of IMSG other than BIG and its affiliates that do not tender into the Self Tender would be converted into the right to receive three dollars ($3.00) per share in cash, with such agreement to be on terms and conditions customary in these types of transactions, (iii) the approval of the Self Tender and the Merger and of the Lending Transaction, in the context of the entire transaction, by the Special Committee and the Board of Directors of IMSG, based upon the advice of an independent financial advisor that such transactions are each fair from a financial point of view to the stockholders of IMSG other than BIG and our affiliates, (iv) acceptance of the Self Tender by not less than a majority of the minority of the shares outstanding of IMSG, and (v) the receipt of appropriate regulatory approvals.

          I look forward to your response to this proposal and am eager to move forward with respect to this transaction.

                                                     Sincerely,

                                                     /s/ David K. Meehan


                                                     David K. Meehan

RGS:ts
Enclosure

                                   ANNEX A


                       Terms of the Lending Transaction




Debtor:             Bankers Insurance Group, Inc.

Lender:             Insurance Management Solutions Group, Inc.

Principal Amount:   $7 Million

Interest Rate:      Prime + 1%, prime adjusted quarterly

Term:               One year, monthly interest payments only

Execution Date:     As soon as practicable

Collateral:         All rights, title and interest in the book of flood
                    insurance agency contracts held by BIG subsidiary Bankers
                    Underwriters, Inc.